FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2006

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F [X]  Form 40-F

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [_]    No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 11 - issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on November 8, 2006.

                    THIRD QUARTER REPORT 2006

                    Profit before tax for the third quarter of 2006 was USD 73 million (DKK 428 million), an improvement on the third quarter 2005. Profit before tax for the first three quarters was USD 213 million (DKK 1,279 million).

                    The profit forecast range for 2006 is increased to USD 240-250 million before tax despite of a weaker than expected beginning to the fourth quarter.

Highlights          o    Profit for the third quarter of 2006 was USD 67 million
                         (DKK 392 million) after tax. Profit for the first three quarters of 2006 was USD 205 million (DKK 1,232 million) after tax.

                    o Earnings per share (EPS) were USD 5.9 (DKK 35.5) for the first three quarters of 2006 against USD 6.5 (DKK 38.4) for the same period last year. EPS for the third quarter were USD 1.9 (DKK 11.3) in 2006 and USD 1.9 (DKK 11.6) in 2005, respectively.

                    o Return on Invested Capital (RoIC) was 26.8% p.a., and Return on Equity (RoE) was 27.9% p.a. for the quarter and 23.1% (RoIC) and 28.1% (RoE) for the first three quarters of 2006, respectively.

                    o At 30 September 2006, equity amounted to USD 1,045 million (DKK 6,157 million), corresponding to USD 30.2 per share (DKK 177.8 per share) excluding treasury shares. During the third quarter of 2006, equity rose from USD 870 million to USD 1,045 million, mainly as a result of the earnings during the period and value adjustment of the Norden shareholding (DKK 3,350 per share at 30 September 2006). Equity is stated without value adjustment on vessels, which have increased by 13% in the third quarter. Equity is also prepared without reflecting the value adjustment of purchase options and time charter arrangements.

                    o In the third quarter, the product tanker market was positively affected by speculation that an adverse hurricane season in the USA could drive up freight rates. The period time charter market remained strong, which is an indication of the strong demand and optimism among customers. At 30 September, the Company had covered 44% of the remaining earning days for 2006 at an average of USD 26,806 per day. The spot market has in the beginning of the fourth quarter 2006 been weaker than expected.

                    o The bulk market improved in the third quarter as a result of increasing demand for transport of primarily iron ore and coal. At 30 September, the Company had covered 94% of the remaining earning days in 2006 at an average of USD 18,900 per day. The fourth quarter has begun more positively than expected. However due to the Company's high level of forward cover, this will not affect the profit for 2006.

                    o The profit forecast range for 2006 is increased to USD 240-250 million before tax.

Teleconference      TORM's Management will review the report on the third
                    quarter of 2006 in a teleconference and webcast
                    (www.torm.com) today, 8 November 2006, at 17.00 Copenhagen time (CET). To participate, please call 10 minutes before the call on tel.: +45 3271 4607 (from Europe) or +1 334 323
                    6201 (from the USA). A replay of the conference will be available from TORM's website.

Contact             A/S Dampskibsselskabet TORM      Telephone +45 39 17 92 00
                    Tuborg Havnevej 18               Klaus Kjaerulff, CEO
                    DK-2900 Hellerup - Denmark

--------------------------------------------------------------------------------------------------------------------------
                                                           Q3 2006      Q3 2005         Q1-Q3         Q1-Q3
Million USD                                                                              2006          2005         2005
--------------------------------------------------------------------------------------------------------------------------

Income statement
Net revenue                                                   158.9        142.2         460.8         406.6        586.9
Time charter equivalent earnings (TCE)                        115.8        109.4         348.2         318.7        463.8
Gross profit                                                   66.8         72.1         212.6         217.7        314.9
EBITDA                                                         97.8         81.3         252.2         260.3        351.0
Operating profit                                               83.4         68.8         207.9         226.3        303.2
Financial items                                              (10.3)        (2.3)           5.3           4.0        (3.8)
Profit before tax                                              73.1         66.5         213.2         230.3        299.4
Net profit                                                     66.9         66.7         205.4         227.8        299.4
--------------------------------------------------------------------------------------------------------------------------

Balance sheet
Total assets                                                1,892.4      1,697.3       1,892.4       1,697.3      1,810.1
Equity                                                      1,045.3        861.6       1,045.3         861.6        904.7
Total liabilities                                             847.1        835.7         847.1         835.7        905.4
Invested capital                                            1,224.1      1,143.8       1,224.1       1,143.8      1,175.8
Net interest bearing debt                                     616.6        672.4         616.6         672.4        632.1
--------------------------------------------------------------------------------------------------------------------------

Cash flow
From operating activities                                      62.7         56.8         203.0         197.3        261.1
From investing activities                                      43.8      (106.2)        (42.7)       (454.6)      (473.1)
    Thereof investment in tangible fixed
    assets                                                   (18.4)      (145.8)       (194.9)       (617.3)      (635.9)
From financing activities                                    (55.8)         35.9       (216.5)         217.7        303.2
Net cash flow                                                  50.7       (13.5)        (56.2)        (39.6)         91.2
--------------------------------------------------------------------------------------------------------------------------

Key financial figures
Margins:
    TCE                                                       72.9%        76.9%         75.6%         78.4%        79.0%
    Gross profit                                              42.0%        50.7%         46.1%         53.5%        53.7%
    EBITDA                                                    61.5%        57.2%         54.7%         64.0%        59.8%
    Operating profit                                          52.5%        48.4%         45.1%         55.7%        51.6%
Return on Equity (RoE) (p.a.)                                 27.9%        32.3%         28.1%         38.5%        36.9%
Return on Invested Capital (RoIC) (p.a.)                      26.8%        25.4%         23.1%         34.3%        33.8%
Equity ratio                                                  55.2%        50.8%         55.2%         50.8%        50.0%
Exchange rate USD/DKK, end of period                           5.89         6.20          5.89          6.20         6.32
Exchange rate USD/DKK, average                                 5.86         6.12          6.00          5.90         6.00
--------------------------------------------------------------------------------------------------------------------------

Share related key figures
Earnings per share, EPS                           USD           1.9          1.9           5.9           6.5          8.6
Cash flow per share, CFPS                         USD           1.8          1.6           5.8           5.7          7.5
Share price, end of period
    (per share of DKK 10 each)                    DKK         302.7        354.6         302.7         354.6        305.1
Number of shares, end of period                   Mill.        36.4         36.4          36.4          36.4         36.4
Number of shares (excl. treasury shares),
    average                                       Mill.        34.6         34.8          34.7          34.8         34.8
--------------------------------------------------------------------------------------------------------------------------

                                                        Profit by division

------------------------------------------------------------------------------------------------------------------------
Million USD                                                Q3 2006                             Q1-Q3 2006
                                            ----------------------------------------------------------------------------
                                               Tanker     Bulk      Not             Tanker     Bulk       Not
                                             Division Division allocated    Total Division Division allocated    Total
------------------------------------------------------------------------------------------------------------------------
Net revenue                                      135.0     23.9      0.0     158.9    377.3     83.5       0.0    460.8
Port expenses, bunkers and commissions          (42.1)    (1.0)      0.0    (43.1)  (108.7)    (3.9)       0.0  (112.6)
------------------------------------------------------------------------------------------------------------------------
Time charter equivalent earnings (TCE)*)          92.9     22.9      0.0     115.8    268.6     79.6       0.0    348.2
Charter hire                                    (17.6)   (10.9)      0.0    (28.5)   (41.0)   (33.5)       0.0   (74.5)
Operating expenses                              (17.2)    (3.3)      0.0    (20.5)   (49.8)   (11.3)       0.0   (61.1)
------------------------------------------------------------------------------------------------------------------------
Gross Profit                                      58.1      8.7      0.0      66.8    177.8     34.8       0.0    212.6
Profit from sale of vessels                        0.0     34.8      0.0      34.8      2.9     51.3       0.0     54.2
Administrative expenses                          (5.4)    (1.0)      0.0     (6.4)   (18.6)    (3.7)       0.0   (22.3)
Other operating income                             2.5      0.1      0.0       2.6      7.6      0.1       0.0      7.7
Depreciation and impairment losses              (12.8)    (1.6)      0.0    (14.4)   (37.5)    (6.8)       0.0   (44.3)
------------------------------------------------------------------------------------------------------------------------
Operating profit                                  42.4     41.0      0.0      83.4    132.2     75.7       0.0    207.9
Financial items                                      -        -   (10.3)    (10.3)        -        -       5.3      5.3
------------------------------------------------------------------------------------------------------------------------
Profit/(Loss) before tax                             -        -   (10.3)      73.1        -        -       5.3    213.2
Tax                                                  -        -    (6.2)     (6.2)        -        -     (7.8)    (7.8)
------------------------------------------------------------------------------------------------------------------------
Net profit                                           -        -   (16.5)      66.9        -        -     (2.5)    205.4
------------------------------------------------------------------------------------------------------------------------

*) TCE is gross freight income less bunker, commissions and port expenses (TCE = Time Charter Equivalent).


                    Tanker and Bulk

Tanker Division     The Tanker Division achieved a profit before financial items of USD 42.4 million in the third quarter of 2006 against USD
                    33.2 million in the second quarter of 2006.

                    In line with normal seasonal patterns, freight rates for product tankers were weak at the beginning of the third quarter, but were boosted during the quarter as several market players speculated in a rough hurricane season in the USA. Toward the end of the third and into the fourth quarter freight rates dropped as these fears subsided and the oil stocks - especially in the USA - were historically high. The MR segment was particularly weak toward the end of the third and at the beginning of the fourth quarter.

                    The tanker market was affected by the following factors in the third quarter of 2006:

                    Positive impact:

                    o    Fears of a rough hurricane season in the USA.
                    o    Closure of the Prudhoe Bay oilfield in Alaska.
                    o Good arbitrage opportunities at the beginning of the quarter.
                    o    Geopolitical instability.
                    o    Strong demand for petrol in the USA.

                    Negative impact:

                    o    Large oil stocks.
                    o Reduced naphtha exports to the Far East and the Middle East as a result of the extraordinarily large number of inspections of refineries and petrochemical plants, particularly affecting the LR2 market.
                    o    Declining oil prices.
                    o    Poor arbitrage opportunities at the end of the quarter.
                    o Continued strong growth in the global product tanker fleet.

                    In the third quarter of 2006, TORM's Tanker Division obtained freight rates that were 6% lower for the LR2 segment, 10% higher for the LR1 segment and 11% higher for the MR segment compared with those of the third quarter of 2005.

                    Compared with the second quarter of 2006, the number of earning days was up by 8% for the tanker fleet as a whole. The number of earning days for the Tanker Division was 33% higher in the first nine months of 2006 than in the first nine months of 2005. The number of earning days in the LR2 segment was up by 17% compared with the third quarter of 2005. The number of earning days in the LR1 and MR segments increased by 54% and 6%, respectively.

------------------------------------------------------------------------------------------------------------------------
Tanker Division                             Q3 05         Q4 05         Q1 06        Q2 06          Q3 06        Change
                                                                                                                 Q3 05-
                                                                                                                 Q3 06
------------------------------------------------------------------------------------------------------------------------

LR2 (Aframax, 90-110,000 DWT)
Available earning days                        548           550           529          527            642           17%
Per earning day (USD):
    Earnings (TCE)*)                       28,185        45,917        43,553       22,707         26,603          (6%)
    Operating expenses                    (5,899)       (6,157)       (5,464)      (6,695)        (7,141)           21%
    Operating cash flow**)                 14,172        30,316        33,526       13,258         16,665           18%
------------------------------------------------------------------------------------------------------------------------
LR1 (Panamax, 75-85,000 DWT)
Available earning days                        774           827           912        1,060          1,194           54%
Per earning day (USD):
    Earnings (TCE)*)                       26,509        41,726        35,356       21,275         29,274           10%
    Operating expenses                    (6,074)       (5,680)       (5,730)      (5,254)        (6,450)            6%
    Operating cash flow**)                 15,090        27,964        22,113        9,718         13,536         (10%)
------------------------------------------------------------------------------------------------------------------------
MR (45,000 DWT)
Available earning days                      1,547         1,638         1,599        1,632          1,642            6%
Per earning day (USD):
    Earnings (TCE)*)                       23,499        29,373        28,118       26,009         26,181           11%
    Operating expenses                    (6,274)       (6,505)       (7,199)      (7,320)        (6,660)            6%
    Operating cash flow**)                 17,738        23,598        21,730       19,506         20,267           14%
------------------------------------------------------------------------------------------------------------------------

*) TCE = Gross freight income less bunker, commissions and port expenses. Operating expenses are on own vessels.
     Fair value adjustment on freight and bunkers related derivatives of USD (2,5) million in the third quarter of 2006.
**)  Operating cash flow = TCE less operating expenses and charter hire.

Bulk Division       The Bulk Division achieved a profit before financial items of USD 41.0 million in the third quarter of 2006 against USD
                    24.4 million in the second quarter of 2006. The profit from the sale of TORM's three Panamax vessels amounted to USD
                    34.8 million in the third quarter.

                    Rates rose sharply in the bulk market during the third quarter, primarily on the back of increased demand for iron ore. The rise in the demand for coal for the Chinese steel production and European and Japanese power plants also underpinned bulk rates in the third quarter. The increased import of grain to China and India further boosted the bulk market.

                    Despite the relatively large addition of newbuildings to the bulk market in 2006, the market was able to absorb the new tonnage in the third quarter.

                    The number of available earning days in the Panamax segment was unchanged in the third quarter of 2006 compared with the third quarter of 2005.

                    TORM sold its Handysize activities in the second quarter of 2006.

------------------------------------------------------------------------------------------------------------------------
Bulk Division                               Q3 05         Q4 05         Q1 06        Q2 06          Q3 06        Change
                                                                                                                 Q3 05-
                                                                                                                 Q3 06
------------------------------------------------------------------------------------------------------------------------

Panamax (60-80,000 DWT)
Available earning days                      1,240         1,356         1,346        1,382          1,234            0%
Per earning day (USD):
    Earnings (TCE)*)                       27,523        22,585        20,324       18,343         18,402         (33%)
    Operating expenses                    (4,294)       (5,017)       (4,572)      (4,576)        (5,662)           32%
    Operating cash flow**)                 12,241        12,136         9,430        7,681          6,872         (44%)
------------------------------------------------------------------------------------------------------------------------
Handysize (20-35,000 DWT)
Available earning days                        215           197           179          124              -          n. a
Per earning day (USD):
    Earnings (TCE)*)                       14,514        13,067        12,479       11,899              -          n. a
    Operating expenses                    (3,690)       (5,049)       (4,583)      (4,583)              -          n. a
    Operating cash flow**)                  9,150         7,745         7,987        9,700              -          n. a
------------------------------------------------------------------------------------------------------------------------
*)   TCE = Gross freight income less bunker, commissions and port expenses.
     Operating expenses are on own vessels.
**)  Operating cash flow = TCE less operating expenses and charter hire.

Other activities    Other (non-allocated) activities for the third quarter
                    consisted of financial items of USD (10.3) million and tax of USD (6.2) million. Tax expenses primarily relate to the sale of vessels.

Fleet development   In the third quarter, TORM sold and delivered the Panamax
                    vessels TORM Herdis, TORM Marina and TORM Tekla (cf. the announcement of 28 July 2006).

                    At the end of the third quarter of 2006, TORM's owned fleet consisted of 35 vessels: 30 product tankers and five bulk carriers.

-------------------------------------------------------------------------------------------
                         31 Dec 2005          Addition       Disposal    30 September 2006
-------------------------------------------------------------------------------------------
LR2 / Aframax                      3       TORM Gudrun              -                    6
                                         TORM Kristina
                                        TORM Margrethe
LR1 / Panamax                      6     DIFKO Lisbeth  DIFKO Lisbeth                    6
MR                                18                 -              -                   18
-------------------------------------------------------------------------------------------
Tank                              27                 4            (1)                   30
-------------------------------------------------------------------------------------------
                                                          TORM Herdis
Panamax                            8                 -    TORM Marina                    5
                                                           TORM Tekla
Handysize                          2                 -   TORM Pacific                    -
                                                           TORM Arawa
-------------------------------------------------------------------------------------------
Bulk                              10                 -            (5)                    5
-------------------------------------------------------------------------------------------
Total                             37                 4            (6)                   35
-------------------------------------------------------------------------------------------

Planned
fleet changes       The order book comprises a total of 14 vessels, with a
                    remaining investment of USD 484 million.

                    ----------------------------------------------------------------------------------------------
                       30 September 2006           2007                2008                2009             Total
                                        ---- ------------------   -----------------   -----------------     Order
                                         Q4   Q1   Q2   Q3   Q4   Q1   Q2   Q3   Q4   Q1   Q2   Q3   Q4     Book
                    ----------------------------------------------------------------------------------------------
                    LR2         6        1    1    1    -    0.5  -     1    -    1    1    -    -    -     6.5
                    LR1         6       0.5   1    -    -    -    -     -    -    -    -    -    -    -     1.5
                    MR         18       -     -    -    -    -    -     -    1    -    1    1    2    1       6
                    ----------------------------------------------------------------------------------------------
                    Panamax     5       -     -    -    -    -    -     -    -    -    -    -    -    -      0
                    Handysize   -       -     -    -    -    -    -     -    -    -    -    -    -    -       -
                    ----------------------------------------------------------------------------------------------
                    Total      35       1.5   2    1    0    0.5  0     1    1    1    2    1    2    1      14
                    ----------------------------------------------------------------------------------------------

                    TORM has chartered in 18 product tankers on long-term charters, of which 9 already form part of the fleet. TORM holds purchase options on 4 of the charters. The options can be exercised in 2009 and beyond.

                    TORM has chartered in 8 Panamax bulk carriers on long-term charters with purchase options, of which 4 already form part of the fleet. The options can be exercised in 2007 and beyond. TORM has chartered in 5 Panamax bulk carriers without purchase options.

Pools At 30 September 2006, the three product tanker pools consisted of 79 vessels. By the end of 2006, the three pools are expected to comprise a total of 85 vessels.

                    Results

Third quarter 2006  The third quarter of 2006 showed a gross profit of USD 67 million, against USD 72 million for the corresponding quarter of 2005.

                    Profit from sale of vessels was as previously mentioned USD
                    34.8 million.

                    Depreciation was USD 14 million during the third quarter of 2006, against USD 13 million in the third quarter of 2005. The higher depreciation amount was due to the Company's larger fleet.

                    Profit before financial items for the third quarter of 2006 was USD 83 million, against USD 69 million in the same quarter of 2005. Of this amount, the Tanker and Bulk Divisions contributed USD 42 million and USD 41 million, respectively.

                    Financial items were negative by USD 10 million, against USD 2 million in the same quarter of 2005.

                    Profit after tax was USD 67 million, which is unchanged compared to the same quarter of 2005.

Nine months 2006    EBITDA was USD 252 million for the first nine months of
                    2006, against USD 260 million in the corresponding period of 2005.

                    Gross profit for the first nine months of 2006 was USD 213 million, against USD 218 million for the first nine months of 2005. The number of earning days for both the Tanker and the Bulk Divisions was 20% higher in the first nine months of 2006 than in the first nine months of 2005. This was countered by lower rates during the period.

                    Profit after tax for the first nine months of 2006 was USD 205 million, while profit after tax for the first nine months of 2005 amounted to USD 228 million. This result is considered highly satisfactory.

Assets Total assets increased during the third quarter of 2006 from USD 1,753 million to USD 1,892 million, primarily as a result of earnings, value adjustment of the Norden shares and investments in the third quarter.

Liabilities         During the third quarter of 2006, the Company's net interest bearing debt dropped from USD 723 million to USD 617 million. The drop is primarily explained by the positive cash earnings during the period. The Company has considerable undrawn loan facilities at its disposal.

Equity During the third quarter of 2006, equity rose from USD 870 million to USD 1,045 million, mainly as a result of the earnings during the period and value adjustment of the Norden shareholding. The equity ratio was 55% at 30 September 2006 compared to 50% at the end of the second quarter of 2006.

                    At 30 September 2006, TORM held 1,778,182 treasury shares, corresponding to 4.9% of the Company's share capital, which is unchanged compared to 30 June 2006.

                    The value adjustment of the Norden shares is a consequence of an increase in the share price - from DKK 2,483 at 30 June 2006 to DKK 3,350 at 30 September 2006. The value adjustment of the Norden shares as against end 2005 was USD 76 million (DKK 294 million).

                    Equity is in accordance with normal accounting policy stated without value adjustment on vessels, which have increased by 13% in the third quarter. Equity is also prepared without reflecting the value adjustment of purchase options and time charter arrangements.

Subsequent events   No subsequent events have occurred that are significant to the Company's financial position.

Expectations        TORM increases the profit forecast range for 2006 to USD
                    240-250 million before tax.

                    Rates in the Tanker Division for the first nine months of the year were better than originally assumed at 8 March 2006 (the release of the Annual Report for 2005), which improved the earnings of the division. The fourth quarter of 2006 has begun less well than expected due to heavy stockpiling in the USA following previously mentioned speculations in the third quarter of another rough hurricane season.

                    TORM originally expected bulk rates to fall toward the end of the year. Instead, freight rates rose from the middle of the second quarter of 2006, although the increase has had limited effect on the rates obtained due to TORM's relatively large coverage of freight rates. It is positive, however, that TORM is expected to be able to renew the coverage at the higher rates if freight rates remain strong into the first quarter of 2007.

Sensitivity         At the beginning of the fourth quarter of 2006, 94% of the earning days remaining in the year for the Panamax bulk carriers were covered at an average of USD 18,900 per day.
                    In the Tanker Division, 44% of the earning days were covered at an average of USD 26,806 per day.

                    A change compared to the above of USD 1,000 per day of the rates not yet covered in the remaining quarter of the year will, all other things being equal, lead to a change in net profit of USD 2.1 million.


Safe Harbor
Forward looking
statements          Matters discussed in this release may constitute
                    forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

                    Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

                    Forward looking statements are based on management's current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

                    The TORM share

                    The price of a TORM share was DKK 302.7 as of 30 September 2006, against DKK 271.7 at the beginning of the third quarter - an increase of DKK 31. The total return to shareholders for the third quarter was thus 11.4%.

                    Accounting policies

                    The accounts for the third quarter of 2006 have been prepared using the same accounting policies as for the Annual Report 2005.

                    Information

Teleconference      TORM will host a telephone conference for financial analysts and investors on 8 November 2006 at 17:00 Copenhagen time
                    (CET), reviewing the report for the first three quarters of 2006. The conference call will be hosted by Klaus Kjaerulff, CEO, and will be conducted in English.

                    To participate, please call 10 minutes before the conference on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201
                    (from the USA). The teleconference will also be webcast via TORM's website www.torm.com The presentation material can be downloaded from the website.

Next reporting      TORM's Annual Report for 2006 will be released on 5 March
                    2007.

                    Statement by the Board of Directors and Management on the Interim Report

                    The Board of Directors and Management have considered and approved the interim report for the period 1 January - 30 September 2006.

                    The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS.

                    We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

                    Copenhagen, 8 November 2006

                    Management                Board of Directors

                    Klaus Kjaerulff, CEO      Niels Erik Nielsen, Chairman
                                              Christian Frigast, Deputy Chairman
                                              Lennart Arrias
                                              Ditlev Engel
                                              Peder Mouridsen
                                              Gabriel Panayotides
                                              Nicos Zouvelos

About TORM          TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of close to 100 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

                    TORM was founded in 1889 and has consistently adapted itself to, and benefited from, the enormous changes which characterise the shipping industry in general. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Income Statement
--------------------------------------------------------------------------------------------------------------------
Million USD                                      Q3 2006       Q3 2005      Q1-Q3 2006    Q1-Q3 2005          2005
--------------------------------------------------------------------------------------------------------------------
Net revenue                                         158.9         142.2           460.8         406.6         586.9
Port expenses, bunkers and commissions             (43.1)        (32.8)         (112.6)        (87.9)       (123.1)
--------------------------------------------------------------------------------------------------------------------

Time Charter Equivalent Earnings (TCE)              115.8         109.4           348.2         318.7         463.8

Charter hire                                       (28.5)        (19.1)          (74.5)        (53.0)        (82.2)
Operating expenses                                 (20.5)        (18.2)          (61.1)        (48.0)        (66.7)
--------------------------------------------------------------------------------------------------------------------

Gross profit                                         66.8          72.1           212.6         217.7         314.9

Profit from sale of vessels                          34.8          14.4            54.2          54.8          54.7
Administrative expenses                             (6.4)         (7.8)          (22.3)        (21.1)        (31.2)
Other operating income                                2.6           2.6             7.7           8.9          12.6
Depreciation and impairment losses                 (14.4)        (12.5)          (44.3)        (34.0)        (47.8)
--------------------------------------------------------------------------------------------------------------------

Operating profit                                     83.4          68.8           207.9         226.3         303.2

Financial items                                    (10.3)         (2.3)             5.3           4.0         (3.8)
--------------------------------------------------------------------------------------------------------------------

Profit before tax                                    73.1          66.5           213.2         230.3         299.4

Tax                                                 (6.2)           0.2           (7.8)         (2.5)           0.0
--------------------------------------------------------------------------------------------------------------------

Net profit                                           66.9          66.7           205.4         227.8         299.4
--------------------------------------------------------------------------------------------------------------------

Earnings per share, EPS (USD)                         1.9           1.9             5.9           6.5           8.6
Earnings per share, EPS (DKK)*)                      11.3          11.6            35.5          38.4          51.5
--------------------------------------------------------------------------------------------------------------------

*) Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.


Income statement by quarter

--------------------------------------------------------------------------------------------------------
Million USD                                Q3 05         Q4 05        Q1 06        Q2 06         Q3 06
--------------------------------------------------------------------------------------------------------
Net revenue                                 142.2         180.3        161.8        140.1         158.9
Port expenses, bunkers and commissions     (32.8)        (35.2)       (32.3)       (37.2)        (43.1)
--------------------------------------------------------------------------------------------------------

Time Charter Equivalent Earnings (TCE)      109.4         145.1        129.5        102.9         115.8

Charter hire                               (19.1)        (29.2)       (23.4)       (22.6)        (28.5)
Operating expenses                         (18.2)        (18.7)       (20.1)       (20.5)        (20.5)
--------------------------------------------------------------------------------------------------------

Gross profit                                 72.1          97.2         86.0         59.8          66.8

Profit from sale of vessels                  14.4         (0.1)          0.0         19.4          34.8
Administrative expenses                     (7.8)        (10.1)        (7.1)        (8.8)         (6.4)
Other operating income                        2.6           3.7          3.1          2.0           2.6
Depreciation and impairment losses         (12.5)        (13.8)       (15.1)       (14.8)        (14.4)
--------------------------------------------------------------------------------------------------------

Operating profit                             68.8          76.9         66.9         57.6          83.4

Financial items                             (2.3)         (7.8)        (7.6)         23.2        (10.3)
--------------------------------------------------------------------------------------------------------

Profit before tax                            66.5          69.1         59.3         80.8          73.1

Tax                                           0.2           2.5        (1.6)          0.0         (6.2)
--------------------------------------------------------------------------------------------------------

Net profit                                   66.7          71.6         57.7         80.8          66.9
--------------------------------------------------------------------------------------------------------


Assets
--------------------------------------------------------------------------------------------------
Million USD                                     30 September      30 September       31 December
                                                        2006              2005              2005
--------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS

Tangible fixed assets
Land and buildings                                        0.4               0.4               0.9
Vessels and capitalized dry-docking                   1,108.1           1,077.4           1,066.5
Vessels under construction and prepayments
  for vessels                                           151.9              77.6              97.4
Other plant and operating equipment                       2.9               2.4               2.3
--------------------------------------------------------------------------------------------------

Total tangible fixed assets                           1,263.3           1,157.8           1,167.1
--------------------------------------------------------------------------------------------------

Financial fixed assets
--------------------------------------------------------------------------------------------------
Other investments                                       437.8             390.2             361.0
--------------------------------------------------------------------------------------------------
TOTAL NON-CURRENT ASSETS                              1,701.1           1,548.0           1,528.1
--------------------------------------------------------------------------------------------------

CURRENT ASSETS

Inventories of bunkers                                   11.5               9.0              10.9
Freight receivables, etc.                                48.9              43.9              53.9
Other receivables                                        24.6              14.9              14.1
Prepayments                                               5.8               7.2               2.9
Marketable securities                                     0.0               5.2               0.2
Cash and cash equivalents                               100.5              25.9             156.7
--------------------------------------------------------------------------------------------------
                                                        191.3             106.1             238.7
Non-current assets held for sale                          0.0              43.2              43.3
--------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                    191.3             149.3             282.0
--------------------------------------------------------------------------------------------------

TOTAL ASSETS                                          1,892.4           1,697.3           1,810.1
--------------------------------------------------------------------------------------------------


Liabilities and Equity

--------------------------------------------------------------------------------------
Million USD                         30 September      30 September       31 December
                                            2006              2005              2005
--------------------------------------------------------------------------------------
EQUITY

Common shares                                61.1              61.1              61.1
Treasury shares                            (18.1)             (7.7)             (7.7)
Revaluation reserves                        373.2             325.8             296.4
Retained profit                             619.4             476.1             415.3
Proposed dividend                             0.0               0.0             132.4
Hedging reserves                              5.8               2.4               3.3
Translation reserves                          3.9               3.9               3.9
--------------------------------------------------------------------------------------
TOTAL EQUITY                              1,045.3             861.6             904.7
--------------------------------------------------------------------------------------

LIABILITIES

Non-current liabilities
Deferred tax                                 62.9              61.0              54.5
Mortgage debt and bank loans                663.2             646.7             729.1
--------------------------------------------------------------------------------------
TOTAL NON-CURRENT LIABILITIES               726.1             707.7             783.6
--------------------------------------------------------------------------------------

Current liabilities
Mortgage debt and bank loans                 53.9              56.8              59.9
Trade payables                               18.6              18.8              22.9
Current tax liability                         9.6              14.3               9.4
Other liabilities                            37.6              32.0              23.6
Deferred income                               1.3               6.1               6.0
--------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                   121.0             128.0             121.8
--------------------------------------------------------------------------------------

TOTAL LIABILITIES                           847.1             835.7             905.4
--------------------------------------------------------------------------------------

TOTAL EQUITY AND LIABILITIES              1,892.4           1,697.3           1,810.1
--------------------------------------------------------------------------------------

Equity at 1 January - 30 September 2006

--------------------------------------------------------------------------------------------------------------------------------
Million USD                                                 Com-    Treas-  Revalua-  Re-     Pro-    Hedging   Transla-  Total
                                                            mon     ury     tion      tained  posed   reserves  tion
                                                            shares  shares  reserves  profit  divi-             reserves
                                                                                              dend
--------------------------------------------------------------------------------------------------------------------------------

Equity at 1 January 2006                                    61.1   (7.7)    296.4    415.3    132.4      3.3     3.9      904.7
--------------------------------------------------------------------------------------------------------------------------------
Changes in equity Q1-Q3 2006:
Exchange rate adjustment arising on translation
   of entities using a measurement currency diff.
from USD                                                       -     -        -        -        -        -       0.0        0.0
Reversal of deferred gain/loss on cash flow hedges at
the
  beginning of the year                                        -     -        -        -        -       (3.3)    -         (3.3)
Deferred gain/loss on cash flow hedges at the end of
the
   period                                                      -     -        -        -        -        5.8     -          5.8
Reversal of fair value adjustment on available for
sale
   investments at the beginning of the year                    -     -     (296.4)     -        -        -       -       (296.4)
Fair value adjustment on available for sale
investments at
   the end of the period                                       -     -      373.2      -        -        -       -        373.2
--------------------------------------------------------------------------------------------------------------------------------
Net income recognised directly in equity                       -     -       76.8      -        -        2.5     0.0       79.3
Net profit for the period                                                            205.4                                205.4
--------------------------------------------------------------------------------------------------------------------------------
Total income for the period                                    -     -       76.8    205.4      -        2.5     -        284.7
Purchase of treasury shares, cost                              -  (10.4)      -        -        -        -       -        (10.4)
Disposal of treasury shares, cost                              -    0.0       -        -        -        -       -          0.0
Dividends paid                                                 -     -        -        -     (140.1)     -       -       (140.1)
Dividends paid on treasury shares                              -     -        -        6.0      -        -       -          6.0
Exchange rate adjustment on dividends paid                     -     -        -       (7.7)     7.7      -       -          0.0
Exercise of share options                                      -     -        -        0.4       -       -       -          0.4
--------------------------------------------------------------------------------------------------------------------------------
Total changes in equity Q1-Q3 2006:                            -(10.4)       76.8    204.1   (132.4)     2.5     -        140.6
--------------------------------------------------------------------------------------------------------------------------------
Equity at 30 September 2006                                 61.1(18.1)      373.2    619.4      0.0      5.8     3.9    1,045.3
--------------------------------------------------------------------------------------------------------------------------------

Equity at 1 January - 30 September 2005

--------------------------------------------------------------------------------------------------------------------------------
Million USD                                                 Com-    Treas-  Revalua-  Re-     Pro-    Hedging   Transla-  Total
                                                            mon     ury     tion      tained  posed   reserves  tion
                                                            shares  shares  reserves  profit  divi-             reserves
                                                                                              dend
--------------------------------------------------------------------------------------------------------------------------------
Equity at 1 January 2005                                    61.1  (7.7)    319.3    238.4     99.9      0.4     4.0        715.4
--------------------------------------------------------------------------------------------------------------------------------
Changes in equity Q1-Q3 2005:
Exchange rate adjustment arising on translation
   of entities using a measurement currency diff.
from USD                                                       -     -        -        -        -        -   (0.1)        (0.1)
Reversal of deferred gain/loss on cash flow hedges at
the
   beginning of the year                                       -     -        -        -        -    (0.4)       -        (0.4)
Deferred gain/loss on cash flow hedges at the end of
the
   period                                                      -     -        -        -        -      2.4       -          2.4
Reversal of fair value adjustment on available for
sale
   investments at the beginning of the year                    -     -  (319.3)        -        -        -       -       (319.3)
Fair value adjustment on available for sale
investments at
   the end of the period                                       -     -    325.8        -        -        -       -        325.8
--------------------------------------------------------------------------------------------------------------------------------
Net income recognised directly in equity                       -     -      6.5        -        -      2.0   (0.1)          8.4
Net profit for the period                                                          227.8                                  227.8
--------------------------------------------------------------------------------------------------------------------------------
Total income for the period                                    -     -      6.5    227.8        -      2.0   (0.1)        236.2
Purchase of treasury shares, cost                              -     -        -        -        -        -       -            -
Disposal of treasury shares, cost                              -   0.0        -        -        -        -       -          0.0
Dividends paid                                                 -     -        -        -   (94.5)        -       -        (94.5)
Dividends paid on treasury shares                              -     -        -      4.1        -        -       -          4.1
Exchange rate adjustment on dividends paid                     -     -        -      5.4    (5.4)        -       -          0.0
Exercise of share options                                      -     -        -      0.4        -        -       -          0.4
--------------------------------------------------------------------------------------------------------------------------------
Total changes in equity Q1-Q3 2005:                            -   0.0      6.5    237.7   (99.9)      2.0   (0.1)        146.2
--------------------------------------------------------------------------------------------------------------------------------
Equity at 30 September 2006                                 61.1 (7.7)    325.8    476.1      0.0      2.4     3.9        861.6
--------------------------------------------------------------------------------------------------------------------------------

Cash flow statement

-----------------------------------------------------------------------------------------------------------------
Million USD                                                   Q3 2006    Q3 2005      Q1-Q3     Q1-Q3      2005
                                                                                       2006      2005
-----------------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Operating profit                                                  83.4       68.8      207.9     226.3     303.2

Adjustments:
Reversal of profit from sale of vessels                         (34.8)     (14.4)     (54.2)    (54.8)    (54.7)
Reversal of depreciation and impairment loss                      14.4       12.5       44.3      34.0      47.9
Reversal of other non-cash movements                             (2.5)        3.0        5.2     (6.5)     (6.5)
Dividends received                                                 0.0        0.0       26.4      12.8      12.8
Interest income and exchange rate gains                            1.3        0.6        8.7       2.7       7.8
Interest expenses                                               (10.2)      (6.7)     (31.2)    (17.4)    (26.1)
Income taxes paid                                                 0.0        0.0        0.0       0.0     (7.5)
Change in inventories, accounts receivables and payables          11.1      (7.0)      (4.1)       0.2    (15.8)
-----------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from operating activities               62.7       56.8      203.0     197.3     261.1
-----------------------------------------------------------------------------------------------------------------

Cash flow from investing activities
Investment in tangible fixed assets                             (18.4)    (145.8)    (194.9)   (617.3)   (635.9)
Investment in equity interests and securities                      0.0        3.2        0.2      37.5    (15.4)
Sale of non-current assets                                        62.2       36.4      152.0     125.2     178.2
-----------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from investing activities               43.8    (106.2)     (42.7)   (454.6)   (473.1)
-----------------------------------------------------------------------------------------------------------------

Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities           2.9      158.6      101.8     526.5     645.5
Repayment/redemption, mortgage debt                             (58.6)    (122.7)    (173.7)   (218.4)   (251.9)
Dividends paid                                                   (0.1)        0.0    (134.2)    (90.4)    (90.4)
Purchase/disposal of treasury shares                               0.0        0.0     (10.4)       0.0       0.0
-----------------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) from financing activities                 (55.8)       35.9    (216.5)     217.7     303.2
-----------------------------------------------------------------------------------------------------------------

Increase/(decrease) in cash and cash equivalents                  50.7     (13.5)     (56.2)    (39.6)      91.2

Cash and cash equivalents, beginning balance                      49.8       39.4      156.7      65.5      65.5
-----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, ending balance                        100.5       25.9      100.5      25.9     156.7
-----------------------------------------------------------------------------------------------------------------

Quarterly cash flow statement

--------------------------------------------------------------------------------------------------------------------
Million USD                                                       Q3 05     Q4 05      Q1 06     Q2 06       Q3 06

--------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Operating profit                                                    68.8      76.9       66.9      57.6        83.4

Adjustments:
Reversal of profit from sale of vessels                           (14.4)       0.1        0.0    (19.4)      (34.8)
Reversal of depreciation and impairment loss                        12.5      13.9       15.1      14.8        14.4
Reversal of other non-cash movements                                 3.0       0.0        5.5       2.2       (2.5)
Dividends received                                                   0.0       0.0        0.2      26.2         0.0
Interest income and exchange rate gains                              0.6       5.1        1.1       6.3         1.3
Interest expenses                                                  (6.7)     (8.7)     (10.3)    (10.7)      (10.2)
Income taxes paid                                                    0.0     (7.5)        0.0       0.0         0.0
Change in inventories, accounts receivables and payables           (7.0)    (16.0)      (2.8)    (12.4)        11.1
--------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from operating activities                 56.8      63.8       75.7      64.6        62.7
--------------------------------------------------------------------------------------------------------------------

Cash flow from investing activities
Investment in tangible fixed assets                              (145.8)    (18.6)    (119.7)    (56.8)      (18.4)
Investment in equity interests and securities                        3.2    (52.9)        0.2       0.0         0.0
Sale of non-current assets                                          36.4      53.0        0.0      89.8        62.2
--------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from investing activities              (106.2)    (18.5)    (119.5)      33.0        43.8
--------------------------------------------------------------------------------------------------------------------

Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities           158.6     119.0       11.2      87.7         2.9
Repayment/redemption, mortgage debt                              (122.7)    (33.5)      (3.8)   (111.3)      (58.6)
Dividends paid                                                       0.0       0.0        0.0   (134.1)       (0.1)
Purchase/disposal of treasury shares                                 0.0       0.0        0.0    (10.4)         0.0
--------------------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) from financing activities                     35.9      85.5        7.4   (168.1)      (55.8)
--------------------------------------------------------------------------------------------------------------------

Increase/(decrease) in cash and cash equivalents                  (13.5)     130.8     (36.4)    (70.5)        50.7

Cash and cash equivalents, beginning balance                        39.4      25.9      156.7     120.3        49.8
--------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, ending balance                           25.9     156.7      120.3      49.8       100.5
--------------------------------------------------------------------------------------------------------------------

Reconciliation to United States Generally Accepted Accounting Principles
(US GAAP)

----------------------------------------------------------------------------
Million USD                                     Net income             Equity
                                                Q1-Q3 2006  30 September 2006
----------------------------------------------------------------------------
As reported under IFRS                               205.4          1,045.3
----------------------------------------------------------------------------

Adjustments:
Reversal of write-down of vessels                      0.5              0.0
Deferred gain on a sale/lease back                     3.2            (14.2)
Deferred tax                                          (0.9)             4.0
----------------------------------------------------------------------------
Total adjustments                                      2.8            (10.2)
----------------------------------------------------------------------------

According to US GAAP                                 208.2          1,035.1
----------------------------------------------------------------------------
For a review of principles and methods used in the reconciliation, please refer to the TORM Annual Report for 2005.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    A/S STEAMSHIP COMPANY TORM
                                          (registrant)



Dated:  November 9, 2006                  By:  /s/ Klaus Kjaerulff
                                               -----------------------------
                                                   Klaus Kjaerulff
                                                   CEO


SK 03810 0001 720185